1. Name and Address of Reporting Person
   Piccolo, C.A. (Lance)
   Healthpic Consultants, Inc.
   111 Barclay Boulevard
   Lincolnshire, IL 60069
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crompton Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               16539          D
Common Stock                    12/31/2002            J <F1>    333.3144    A   $0.0000    1815.6225      I           DRIP
Common Stock                    12/31/2002            J <F2>    304         A   $0.0000    14700          I           DIR/RABBI
                                                                                                                      TRUST

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
NQ Stock    $7.25                                                     11/21/2012 Common                      9655    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $7.92                                                     11/22/2011 Common                      8838    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.1562                                                   11/30/2010 Common                      7500    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.343                                                    10/19/2009 Common                      7500    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $8.343                                                    11/19/2009 Common                      25000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $13                                                       11/18/2005 Common                      1538    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $14.3438                                                  10/14/2008 Common                      5752    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $14.5                                                     09/21/2006 Common                      10000   D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $16.0625                                                  02/24/2005 Common                      1245    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $16.875                                                   11/16/2006 Common                      2963    D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $21.4375                                                  02/24/2004 Common                      933     D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $23.75                                                    02/18/2003 Common                      842     D
Option                                                                           Stock
(Right to
Buy)
NQ Stock    $26.4063                                                  11/07/2007 Common                      1893    D
Option                                                                           Stock
(Right to
Buy)

Explanation of Responses:

<F1>
These shares were acquired during the fiscal year pursuant to the Registrant's Dividend Reinvestment Plan and through the reinvestment of dividends paid on the shares in this fund.
<F2>
These shares were acquired during the fiscal year pursuant to the Directors Deferred Compensation Plan and though reinvestment of dividends paid on the shares in this fund.

SIGNATURE OF REPORTING PERSON
/s/ C.A. (Lance) Piccolo

DATE
01/22/2003